Exhibit (a)(11)
                                                              To the Schedule TO

EMAIL TO ELIGIBLE EMPLOYEES REGARDING WEBINAR OVERVIEW
PRESENTATION


Employee Option Exchange Program
Webinar Information Session

We will be conducting Webinar presentations regarding the Employee Option Exchange Program at the times listed below. The session will begin with a brief overview of the program and an opportunity for you to ask questions.

The following is the information you will need to participate in the Webinar. If you have questions, contact Yaslyn Moore (ymoore@iss.net).

Remember that you can always contact us directly with a specific question through optionexchange@iss.net.